UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ To __________

Commission file number 1-44
ARCHER-DANIELS-MIDLAND COMPANY

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

        ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees
        ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Archer-Daniels-Midland Company
77 West Wacker Drive
Suite 4600
Chicago, Illinois 60601

Financial Statements and Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Years Ended December 31, 2022 and 2021
With Report of Independent Registered Public Accounting Firm

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
Financial Statements and Supplemental Schedules

Years Ended December 31, 2022 and 2021

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	6

Supplemental Schedules

Schedule H, Line 4i – Schedules of Assets (Held at End of Year)	19

Signature	21

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Plans) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2022 and 2021, and the changes in their net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plans’ auditor since at least 1979, but we are unable to determine the specific year.

St. Louis, Missouri
June 28, 2023

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2022
	Salaried Plan	Hourly Plan
Assets
Interest in Master Trust	$2,009,713,759	$623,636,953
Notes receivable from participants	23,398,229	26,855,828
Contributions receivable from employer	3,459,646	2,402,237
Net assets available for benefits	$2,036,571,634	$652,895,018

	December 31, 2021
	Salaried Plan	Hourly Plan
Assets
Interest in Master Trust	$2,237,119,002	$698,502,510
Notes receivable from participants	24,828,400	29,555,318
Contributions receivable from employer	2,908,118	2,453,810
Net assets available for benefits	$2,264,855,520	$730,511,638

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2022
	Salaried Plan	Hourly Plan
Additions:
Interest income from participant notes receivable	$1,151,696	$1,331,141
Contributions from employer	37,243,923	22,949,045
Contributions from participating employees	93,915,975	46,196,082
Net investment income (loss) from plan interest in Master Trust	(203,040,068)	(41,837,114)
Other	380,068	—
	(70,348,406)	28,639,154
Deductions:
Withdrawals	171,229,858	92,166,427
Other	—	777,225
	171,229,858	92,943,652
Net increase (decrease) before transfers from (to) other qualified plans	(241,578,264)	(64,304,498)

Transfers from other qualified plans	13,417,508	121,642
Transfers to other qualified plans	(123,130)	(13,433,764)
Net increase (decrease)	(228,283,886)	(77,616,620)

Net assets available for benefits at beginning of year	2,264,855,520	730,511,638
Net assets available for benefits at end of year	$2,036,571,634	$652,895,018

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2021
	Salaried Plan	Hourly Plan
Additions:
Interest income from participant notes receivable	$1,364,371	$1,722,013
Contributions from employer	34,725,130	24,479,634
Contributions from participating employees	79,698,818	42,298,758
Net investment income from plan interest in Master Trust	329,385,976	103,639,480
	445,174,295	172,139,885
Deductions:
Withdrawals	153,880,042	87,255,115
Other	502,908	772,069
	154,382,950	88,027,184
Net increase before transfers from (to) other qualified plans	290,791,345	84,112,701

Transfers from other qualified plans	9,922,910	300,704
Transfers to other qualified plans	(278,834)	(9,920,115)
Net increase	300,435,421	74,493,290

Net assets available for benefits at beginning of year	1,964,420,099	656,018,348
Net assets available for benefits at end of year	$2,264,855,520	$730,511,638

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements
1.    Description of the Plans

General

The ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the Salaried Plan) and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the Hourly Plan) (collectively, the Plans), each of which includes an employee stock ownership component, are defined contribution plans available to all eligible salaried and hourly employees, respectively, of Archer-Daniels-Midland Company (ADM or the Company) and its participating affiliates. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plans provides only general information regarding the Plans as of December 31, 2022 and 2021. Participants should refer to the appropriate plan document and the prospectus for a more complete description of the applicable plan’s provisions.

Eligibility

Employee eligibility varies by employment class, location, and employment status. Complete information regarding employee eligibility is described in the plan documents, summary plan descriptions, and, in certain cases, an appendix to the appropriate plan.

Arrangement with Related Party and Investment in ADM Common Stock

Fidelity Management Trust Company is the trustee for the Plans. The Plans hold investments in ADM common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Dividends paid on ADM common stock held in participant accounts are automatically reinvested in additional shares of the Company’s common stock purchased on the market unless the participant has elected to receive a distribution of such dividends in cash. The Master Trust Agreement for the ADM 401(k) and Employee Stock Ownership Plans (Master Trust) held 5,923,422 and 6,524,571 shares of ADM common stock as of December 31, 2022 and 2021, respectively. There is no time requirement for holding common stock purchased with ordinary dividends. For the year ended December 31, 2022, the total amount of dividends paid on ADM common stock held by the Salary and Hourly Plans were $6,827,126 and $2,488,472, respectively. For the year ended December 31, 2021, the total amount of dividends paid on ADM common stock held by the Salary and Hourly Plans were $6,936,545 and $2,640,992, respectively.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1.Description of the Plans (continued)

Contributions

Under the terms of the Plans, employees electing to participate can contribute from 1% up to as much as 75% of their eligible compensation to the plan, subject to certain Internal Revenue Service (IRS) limitations and the respective plan’s provisions for a participating location. A participant's combined 401(k) contribution and after-tax contributions may not exceed 75% of participant's compensation. A participant's total annual after-tax contribution may not exceed $22,000, or such lower amount to comply with the annual maximum limitations set by the IRS. Participants age 50 or older can make additional “catch-up” contributions, up to the limits allowed under the tax laws. Eligible new hires are automatically initially enrolled at 6% unless they file an affirmative election requesting a higher or lower participation percentage within the terms of the applicable plan.

ADM’s matching contributions are made in cash. The Company matches 100% of contributions up to 2% of compensation, and 50% of contributions between 3% and 6%. The Company also makes a non-elective contribution of 1% of plan-defined compensation to all eligible employees’ accounts, subject to each plan’s provisions, which may vary by participating locations.

Vesting

The Company’s matching and non-elective contributions vest over a two-year period. For the Hourly Plan, the vesting schedules may vary for hourly bargaining unit employees. Employees should refer to the plan appendix applicable to their plan and participating location for more complete information regarding employee contributions, employer match, and non-elective contribution eligibility and limitations.

Forfeitures

Participants forfeit their nonvested balances upon the earlier of the full distribution of their vested account following termination of employment or a break in service of five years. If a participant receives a distribution of his or her vested account, and the participant is rehired before incurring a five-year break in service, any nonvested balance that previously was forfeited will be reinstated if the participant repays the vested balance that was distributed. Forfeited balances of terminated participant’s nonvested accounts are applied to pay administrative expenses, used to reduce employer contributions, or otherwise applied in accordance with the terms of the applicable plan. As of December 31, 2022, unallocated forfeiture balances for the Salaried and Hourly Plans were $405,673 and $1,622,133, respectively. As of December 31, 2021, unallocated forfeiture balances for the Salaried and Hourly Plans were $775,350 and $2,149,525, respectively. For the year ended December 31, 2022, forfeitures used to reduce employer contributions for the Salaried and Hourly Plans were $1,345,492 and $3,662,250, respectively. For the year ended December 31, 2021, no forfeitures were used to reduce employer contributions for the Salaried and Hourly Plans.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1.Description of the Plans (continued)

Investment Options

Participants may invest their contributions in one or more of the investment options offered by the Plans, including ADM common stock. Participants can elect at any time to convert all or any number of the shares of ADM common stock held in their accounts to cash and have the cash transferred within the plan to be invested in the investment options available under the applicable plan.

Participants can also elect to sell any portion of the investment options in their accounts and reinvest the proceeds in one or more of the other investment options.

Participant Loans

For eligible salaried and hourly employees, loans are allowed for general purposes or for home purchase. General purpose loans are available for terms of up to five years, and home purchase loans are available for terms of up to ten years.

Eligible participants may borrow a minimum of $1,000 from their plan accounts, or the full amount available to them if less, or the amount available to the participant up to the lesser of $50,000 less the participant’s highest outstanding vested loan balance within the past year, 50% of their vested participant account balance, or 100% of their loan-eligible plan accounts. A “loan-eligible plan account” for this purpose is any plan account except an account consisting of Roth contributions (including Roth 401(k) contributions and Roth account rollovers) and earnings thereon. A maximum of one loan may be outstanding to a participant at any time.

Participants loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate at the time of the loan’s issuance plus 1%. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck. Eligibility for the general purpose loan varies by each plan’s provisions.

Complete information regarding participant loans is described in the plan document, summary plan description, participant loan policy statement, and, in certain cases, an appendix to the appropriate plan.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

1.Description of the Plans (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching and non-elective contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement, or termination, a participant, or their beneficiary, may elect to receive a lump-sum or may elect a delayed distribution (available for accounts of more than $5,000). A participant whose vested account balance is $5,000 or less will automatically receive a lump-sum distribution as soon as administratively practicable.

Withdrawal

In-service withdrawals are available in certain limited circumstances, as defined by the Plans. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

2.    Significant Accounting Policies

Basis of Accounting

The accounting records of the Plans are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

2.    Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments in the Master Trust are reported at fair value (except for the Goldman Sachs Stable Value Fund, a fully benefit responsive synthetic investment contract). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Further information regarding the valuation techniques used to measure the fair value of investment assets held by the Master Trust is included in the Fair Value Measurements footnote (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.

Payment of Benefits

Benefits are recorded when paid.

3.    Fair Value Measurements

The Plans’ assets are valued as required by ASC 820. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels are described below:

Level 1:    Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:    Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

Level 3:    Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3.    Fair Value Measurements (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In evaluating the significance of fair value inputs, the Plans generally classify assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that, individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities.

Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Valuation techniques used are generally required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each general type of investment measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

ADM and other common stock:
Equity securities are valued based on closing quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Common collective trust funds:
The common collective trust funds are valued at net asset value as provided by the issuers.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans believe the valuation methods are appropriate and consistent with other market participants’ methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2022 and 2021, the Plans had no transfers between Levels 1, 2, and 3.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

3.    Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the investments included in the Master Trust at fair value as at December 31, 2022 and 2021. There were no Level 2 or 3 investments at December 31, 2022 and 2021. This table does not include fully benefit responsive investments at contract in accordance with the disclosure requirements of ASC 820.

	Quoted Prices in Active Markets for Identical Assets (Level 1)
	2022	2021
ADM and other common stock	$550,035,617	$441,037,653
Mutual funds	588,201,764	805,267,430
Common collective trust funds	1,229,890,943	1,425,587,870
Total assets at Fair Value	$2,368,128,324	$2,671,892,953

4.    Fully Benefit-Responsive Investment Contracts

The Master Trust invests in security-backed investment contracts through the Goldman Sachs Stable Value Fund as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period May 26, 2021 to December 31, 2021 and through the Galliard Stable Value Fund for the period January 1, 2021 to May 26, 2021 (collectively, the Funds). The Funds primarily invest in wrapper contracts and insurance company separate account agreements. The wrapper contracts provide assurance that future adjustments to the variable crediting rates of investments in the common collective trust cannot result in a crediting rate less than zero.

The Funds are managed exclusively for participants of the Plans. The Funds seek to earn current income, while seeking to preserve capital and stability of the principal. The Funds may utilize guaranteed investment contracts and/or synthetic investment contracts as part of its investment strategy. The Funds may utilize individual securities and/or pooled vehicles as underlying investments of synthetic investment contracts. Participant-directed redemptions generally have no restrictions; however, plan-initiated redemptions and/or other major events may necessitate restrictions. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would generally receive if they were to initiate permitted transactions under the terms of the Plans.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4.    Fully Benefit-Responsive Investment Contracts (continued)

The Goldman Sachs Stable Value Fund contracts are investment contracts issued by an insurance company or other financial institution, backed by a Limited Liability Company or a common collective trust in which the Fund is invested. The Galliard Stable Value Fund wrapper contracts are investment contracts issued by an insurance company or other financial institution, backed by the portfolio of bonds that are owned by the common collective trusts in which the Fund is invested. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets by a third-party custodian. The interest crediting rate of the wrapper contracts is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Funds. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of security-backed investment contracts include the current yield of the assets underlying the contract, the duration of the assets underlying the contract, and the existing difference between the fair value and contract value of the assets within the contract.

The Funds use a compound net crediting rate formula, which reflects fees paid to security-backed contract issuers. The security-backed investment contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed investment contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. To the extent that the underlying portfolio of a security-backed investment contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates.

Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

Security-backed investment contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of Funds' operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment. At this time, the Funds do not believe that the occurrence of any such market value event, which would limit the Funds' ability to transact at contract value with participants, is probable.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

4.    Fully Benefit-Responsive Investment Contracts (continued)

Security-backed investment contracts generally contain termination provisions, allowing the Fund or the contract issuer to terminate with notice at any time at fair value and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non‑exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

5.     Master Trust Investment Information

The Plans’ investments are held in a Master Trust. The Plans have specific interests in certain investments of the Master Trust based on account balances of the participants and their investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Master Trust is composed of the divided interests held by the Salaried Plan and the Hourly Plan. Investments and the income therefrom are allocated to participating Plans based on each Plan's participation in investment options within the Master Trust.

The following table presents the Master Trust balances and the Plans' interest in the Master Trust balances as of December 31, 2022 and 2021:

	December 31, 2022
	Master Trust	Salaried Plan Interest in Master Trust Balances	Hourly Plan Plan Interest in Master Trust Balances
Investment securities at fair value:
ADM and other common stock	$550,035,617	$401,147,122	$148,888,495
Mutual funds	588,201,764	507,201,244	81,000,520
Common collective trust funds	1,229,890,943	900,309,758	329,581,185
	2,368,128,324	1,808,658,124	559,470,200
Investment in synthetic contract at contract value	265,222,388	201,055,635	64,166,753
	$2,633,350,712	$2,009,713,759	$623,636,953

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

5.    Master Trust Investment Information (continued)

	December 31, 2021
	Master Trust	Salaried Plan Interest in Master Trust Balances	Hourly Plan Plan Interest in Master Trust Balances
Investment securities at fair value:
ADM and other common stock	$441,037,653	$317,521,297	$123,516,356
Mutual funds	805,267,430	688,460,696	116,806,734
Common collective trust funds	1,425,587,870	1,034,009,048	391,578,822
	2,671,892,953	2,039,991,041	631,901,912
Investment in synthetic contract at contract value	263,728,559	197,127,961	66,600,598
	$2,935,621,512	$2,237,119,002	$698,502,510

Summarized financial information with respect to the Master Trust’s net investment income is as follows for the years ended December 31, 2022 and 2021:

	Year Ended December 31
	2022	2021
Net appreciation (depreciation) in fair value of investments	$(278,495,011)	$364,616,599
Dividend and interest income	33,617,829	68,408,857
Total investment (loss)	$(244,877,182)	$433,025,456

6.    Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged to the Master Trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. The stable value fund, mutual funds and common collective trust funds incur expenses in the course of their operations and distribute returns to shareholders based on the funds’ net income. Accordingly, these costs are not shown in plan expenses. Certain costs of administering the Plans are currently paid by the Plans’ sponsor, ADM. The Plans permit the reasonable expenses of administering the Plans to be paid from the trust fund.

7.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA and collective bargaining agreements. In the event of plan termination, participants will be 100% vested in their accounts.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

8.    Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the Plans’ financial statements to the Form 5500:

	December 31, 2022
	Salaried Plan	Hourly Plan

Net assets available for benefits per the financial statements	$2,036,571,634	$652,895,018
Amounts allocated to deemed distributions	(1,014,337)	(1,741,677)
Net assets available for benefits per the Form 5500	$2,035,557,297	$651,153,341

	December 31, 2021
	Salaried Plan	Hourly Plan

Net assets available for benefits per the financial statements	$2,264,855,520	$730,511,638
Amount allocated to deemed distributions	(756,646)	(1,521,457)
Net assets available for benefits per the Form 5500	$2,264,098,874	$728,990,181

The following is a reconciliation of net change in net assets per the Plans’ financial statements to the Form 5500:

	Year Ended December 31, 2022
	Salaried Plan	Hourly Plan

Net increase (decrease) before transfers from (to) other qualified plans	$(241,578,264)	$(64,304,498)
Change in deemed distributions	(257,691)	(220,220)
Net increase (decrease) in net assets per the Form 5500	$(241,835,955)	$(64,524,718)

9.    Income Tax Status

The Salaried Plan and Hourly Plan have received determination letters from the IRS dated August 2, 2017, stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the Master Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plans were amended. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. ADM believes the Plans are being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plans, as amended, are qualified and the related Master Trust is tax-exempt.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees and
ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

Notes to Financial Statements (continued)

9.    Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plans, and has concluded that there are no uncertain positions taken or expected to be taken. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10.    Risks and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

EIN: 41-0129150

Plan 029

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 4.25% to 9.00%	$22,383,892
* Parties in interest.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

EIN: 41-0129150

Plan 030

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 3.25% to 9.25%	$25,114,151
* Parties in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Dated: June 28, 2023	/s/ V. Luthar
V. Luthar
Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP